Vanessa J. Schoenthaler Direct: (212) 980-7208 vanessa.schoenthaler@saul.com www.saul.com

June 30, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Belpointe PREP, LLC Amendment No. 1 to Draft Registration Statement on Form S-11 Submitted June 30, 2022 CIK No. 0001807046

Dear Ms. Rivera and Mr. Lopez:

On behalf of Belpointe PREP, LLC (the “Company”), we are submitting this letter in response to a letter dated, May 24, 2022, from the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-11, submitted to the Commission on May 10, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR an amendment to the Registration Statement (“Amendment No. 1”) revised in response to the Staff’s comment as well as to reflect certain additional changes to the Registration Statement.

Set forth below is the Company’s response to the Staff’s comment. For your convenience, the Staff’s comment is presented in bold italics. Terms used but not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 1.

Draft Registration Statement on Form S-11 submitted May 10, 2022

General

1. We note your disclosure that your offering is at a price per Class A unit “of within 5%” of NAV. Since you do not appear eligible to conduct an at the market offering in reliance on Rule 415(a)(1)(x), please provide a detailed analysis of why you believe the adjustable price range based on NAV is consistent with Rule 415(a)(1) of Regulation C.

The Company intends to conduct a continuous offering in reliance on Rule 415(a)(1)(ix). Under Rule 415(a)(1)(ix) securities may be registered for an offering to be made on a continuous basis in the future to the extent that the corresponding registration statement pertains only to securities, other than asset-backed securities, the offering of which (i) will commence promptly, (ii) will be made on a continuous basis, and (iii) may continue for a period in excess of 30 days from the date of initial effectiveness.

1270 Avenue of the Americas ♦ Suite 2005 ♦ New York, New York 10020 Phone: (212) 980-7200 ♦ Fax: (212) 980-7209
DELAWARE FLORIDA ILLINOIS MARYLAND MASSACHUSETTS MINNESOTA NEW JERSEY NEW YORK PENNSYLVANIA WASHINGTON, DC
A DELAWARE LIMITED LIABILITY PARTNERSHIP

June 30, 2022

The Company’s offering is being registered on Form S-11, Item 1(a) of which requires that the outside front cover page of the prospectus set forth the information required by Item 501 of Regulation S-K (§229.501). Item 501(b)(3) of Regulation S-K requires, among other things, disclosure of the offering price to the public on both a per unit basis and for the total offering. Instruction 2 to Item 501(b)(3) of Regulation S-K states that “[i]f it is impracticable to state the price to the public, explain the method by which the price is to be determined. Instead of explaining the method on the outside front cover page of the prospectus, you may state that the offering price will be determined by a particular method or formula that is described in the prospectus … .” Separately, Instruction 2 also provides that “[i]f the securities are to be offered at the market price, or if the offering price is to be determined by a formula related to the market price, indicate the market and market price of the securities as of the latest practicable date.”

The Company’s offering price will be determined on the basis of negotiations between the Company and any offering participants by reference to a range of within 5% of its net asset value (“NAV”). The Company’s NAV is intended to be a computation of the fair value of its assets and investments less its outstanding liabilities and which, no later than the first quarter following the December 31, 2022 year end, will be calculated on a quarterly basis within approximately 60 days of the last day of each quarter. The Company has revised both the outside front cover page and Amendment No. 1 throughout to clarify the method by which the offering price will be determined.

The Company is not offering Class A units at its current market price or by reference to any formula related to its current market price, which has fluctuated as much as approximately 15% above and 35% below its NAV. To avoid any inference that the offering price is to be determined by a formula related to the current market price the Company has revised Amendment No. 1 throughout to remove any disclosure of the closing sale price of its Class A units on the NYSE American.

Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Very truly yours,

/s/ Vanessa J. Schoenthaler
Vanessa J. Schoenthaler

cc:	Brandon E. Lacoff, CEO, Belpointe PREP, LLC